UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15

  CERTIFICATION        AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
                       12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
                       SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
                       15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number 000-28276
                        --------------------------------

                                   SAWTEK INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                             1818 South Highway 441
                              Apopka, Florida 32703
                                 (407) 886-8860
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, $.0005 par value per share
            (Title of each class of securities covered by this Form)

                                      N/A
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)       |X|                 Rule 12h-3(b)(1)(i)       |_|
     Rule 12g-4(a)(1)(ii)      |_|                 Rule 12h-3(b)(1)(ii)      |_|
     Rule 12g-4(a)(2)(i)       |_|                 Rule 12h-3(b)(2)(i)       |_|
     Rule 12g-4(a)(2)(ii)      |_|                 Rule 12h-3(b)(2)(ii)      |_|
                                                   Rule 15d-6                |_|

     Approximate number of holders of record as of the certification or notice
date:    One
      --------

         Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.


                                 Sawtek Inc.

Date: July 20, 2001              By:/s/Raymond A. Link
                                 Raymond A. Link,
                                 Chief Financial Officer,
                                 Sr. Vice President-Finance, Treasurer,
                                 Chief Accounting Officer.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (3-99)  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.